

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 19, 2009

Via U.S. Mail and Fax
Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE:** **NIVS IntelliMedia Technology Group, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 5, 2008 and**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008, and**
> **September 30, 2008**
> **Filed May 7, 2008, August 19, 2008, December 4, 2008, respectively**
> **File No. 0-52933**

Dear Mr. Li:

    We have reviewed your amended Forms 10-Q dated February 11, 2009 and have the following comments. As noted in our comment letter dated September 15, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Forms 10-Q/AM 1 for the periods ending June 30, 2008 and September 30, 2008
Consolidated Statements of Cash Flows

1. Please explain to us why cash payments to and from related parties, which appear to have been cash distributions and repayments made to and by Mr. Li, would be classified as investing activity and not financing activity relating to providing owners with a return on their investment, or revise. See paragraph 18 of SFAS 95.

*   *   *   *

Tianfu Li
NIVS IntelliMedia Technology Group
September 19, 2009
Page 2

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director